Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30
(Thousands of Dollars)	2013	2012

INCOME
Operating Revenues	$1,803,948	$1,599,626

Operating Expenses
Purchased Gas	451,599	437,264
Operation and Maintenance	428,073	402,227
Property, Franchise and Other Taxes	83,700	88,326
Depreciation, Depletion and Amortization	312,108	255,835
	1,275,480	1,183,652

Operating Income	528,468	415,974

Other Income (Expense):
Interest Income	3,845	3,327
Other Income	4,723	5,893
Interest Expense on Long-Term Debt	(88,639)	(78,168)
Other Interest Expense	(4,285)	(3,392)

Income Before Income Taxes	444,112	343,634

Income Tax Expense	183,151	135,003

Net Income Available for Common Stock	$260,961	$208,631

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.13	$2.51

Diluted:
Net Income Available for Common Stock	$3.10	$2.49

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,437,479	82,986,564

Used in Diluted Calculation	84,147,383	83,717,869